Filed by Heartland Payment Systems, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company:  Heartland Payment Systems, Inc.
Commission File No.: 001-32594
Date: December 16, 2015

Heartland Payment Systems
Internal FAQs

This is an internal document developed for Heartland employees.

INTRODUCTION

Heartland has entered into a definitive agreement to be acquired by Global Payments Payments. The intent of this document is to provide clarity and answer many of the questions you may have surrounding this transaction.

QUESTIONS

Q:	How will this transaction impact me?
A:   Heartland will continue operating on a "business as usual" basis until closing (estimated closing is second quarter, 2016). In the U.S., we will continue operating under the Heartland brand –with the merchant bill of rights and the sales professional bill of rights will remain foundational. This decision speaks volumes about the respect Heartland's brand has earned within the industry and with U.S. merchants. Integration plans will be communicated as they are developed in the coming weeks and months.

Q:	How will this impact Heartland's leadership?
A:   Bob Carr will not continue in his leadership role. Instead, he will focus more on his other passion--sending under privileged kids to school. Bob's founding principles, leadership and operating philosophy to "always do what's right" will remain. For insight into this transition, please listen to the Heartland all hands call on December 16th at 10:30am EST.

Q:	What will happen to my business unit?
A:  Until the transaction closes, Heartland will continue to operate on a "business as usual" basis. Integration plans will be communicated as they are developed in the coming weeks and months.

Q:	What will happen with Heartland's products?
A:  Global Payments expects to accelerate revenue by leveraging Heartland's products domestically and internationally. Global Payments sees tremendous opportunity to cross-sell Heartland's products including point of sale, payroll, our suite of school solutions, loyalty and gift solutions and other offerings into joint markets. Until close, Heartland will continue to operate on a "business as usual" basis. Integration plans will be communicated as they are developed in the coming weeks and months.

Q:	How is the Heartland sales team impacted by this transaction?

A:  Heartland's strength in direct sales is a key part of this transaction and Global Payments desires to grow the Heartland sales team. They will perpetuate our existing compensation model with signing bonuses and residuals and portfolio equity. This will allow our employees to continue to be treated with the same level of respect they have been treated with for the past 19 years.

Q:	Will Heartland become an ISO channel?
A:  No.

Q:	How should I prepare for the merging of the two companies? How can I help?
A:  Continue to do your best as always, focus on the values that Heartland is founded upon and fulfill our credo of entrepreneurs respectfully serving entrepreneurs.

Q:	What are the business benefits of this transaction?
A: This puts Heartland and Global Payments collectively on a path to becoming a Fortune 500 company and the leading payments technology company internationally.

Q: How will this impact our 2016 budget?
A:	Until close, Heartland will continue to operate on a "business as usual" basis based on our current budget process. This includes current and future hiring with traditional management approval. As integration plans are worked on in the coming weeks and months, they will be communicated as they are developed.

Q: What will happen to my Heartland benefits and PTO?
A:	No changes will occur between now and close. After the deal closes, details will be communicated as available. Global Payments benefits program is representative of a Fortune 1,000 company.

Q: What will happen to my Heartland RSUs, PSUs or Options?
A:	These details will be communicated as soon as they are available.

Important Additional Information and Where to Find It
In connection with the proposed merger, Global Payments will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Heartland Payment Systems, Inc. that also constitutes a prospectus of Global Payments, as well as other relevant documents concerning the proposed transaction. Heartland will mail the proxy statement/prospectus to its stockholders. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

A free copy of the proxy statement/prospectus, as well as other filings containing information about Global Payments Payments and Heartland, may be obtained at the SEC's website when filed. (http://www.sec.gov). You will also be able to obtain these documents, when filed, free of charge, from Global Payments at investors.globalpaymentsinc.com or from Heartland by accessing Heartland's website at www.heartlandpaymentsystems.com/investor-relations. Copies of the proxy statement/prospectus when filed can also be obtained, free of charge, by directing a request to our Investor Relations department at Global Payments Inc., 10 Glenlake Parkway, North Tower, Atlanta, Georgia 30328-3473, Attention: Investor Relations, by calling (770) 829-8234, or by sending an e-mail to Investor.Relations@globalpay.com or to Heartland's Investor Relations department at 90 Nassau Street, Second Floor, Princeton, NJ 08542 by calling (609) 683-3831 or by sending an e-mail to Heartland_ir@gregoryfca.com.

Global Payments and Heartland and certain of their respective directors and officers may be deemed to be participants in the solicitation of proxies from the Heartland stockholders in respect of the proposed merger. Information regarding persons who may, under the rules of the SEC, be deemed participants in the solicitation of Heartland stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Global Payments' directors and executive officers is contained in Global Payments' Annual Report on Form 10-K for the fiscal year ended May 31, 2015 and its Proxy Statement on Schedule 14A, dated September 25, 2015, which are filed with the SEC. Information regarding Heartland's directors and executive officers is contained in Heartland's Annual Report on Form 10-K for the year ended December 31, 2014 and its Proxy Statement on Schedule 14A, dated March 27, 2015, which are filed with the SEC.

Forward-Looking Statements
Investors are cautioned that some of the statements we use in this document contain forward-looking statements and are made pursuant to the "safe-harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks and uncertainties and depend upon future events or conditions. Actual events or results might differ materially from those expressed or forecasted in these forward-looking statements. Accordingly, we cannot guarantee you that our plans and expectations will be achieved. Such statements may include, but are not limited to, statements about the benefits of the proposed merger between Global Payments and Heartland, including future financial and operating results, the combined company's plans, objectives, expectations and intentions and other statements that are not historical facts. Important factors, among others, that could cause actual events or results to differ materially from those anticipated by our forward-looking statements or historical performance include the ability to meet closing conditions to the merger at all or on the expected terms and schedule, including without limitation the approval of Heartland's stockholders and other regulatory approvals required for the merger; delay in closing the merger or failure to consummate the merger; difficulties and delays in integrating the Heartland business or fully realizing cost savings and other benefits of the merger at all or within the expected time period; business disruption following the merger making it more difficult to maintain business and operational relationships, including financial institution sponsorship; loss of key personnel, Global Payments' and Heartland's ability to accurately predict future market conditions; and changes in laws, regulations or network rules or interpretations thereof impacting Global Payments or Heartland. Additional factors that could cause events or results to differ materially from those anticipated by our forward-looking statements or historical performance can be found in Global Payments' Annual Report on Form 10-K for the year ended May 31, 2015, Heartland's Annual Report on Form 10-K for the year ended December 31, 2014 and each company's subsequent filings with the SEC. Our forward-looking statements speak only as of the date they are made and should not be relied upon as representing our plans and expectations as of any subsequent date. We undertake no obligation to revise any of these statements to reflect future circumstances or the occurrence of unanticipated events.